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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Flies Fourth E190-E2 Prototype and Advances in the Certification Campaign

São José dos Campos, Brazil, March 20, 2017 – Embraer performed last Friday afternoon, at the São José dos Campos facility, the maiden flight of the E190-E2 fourth prototype, which was completed in two hours. This aircraft will be used for specific interior tests such as cabin evacuation, environmental comfort and internal noise.

The aircraft, serial number 20.004, will join the flight-test fleet, comprised of the first three E190-E2 prototypes, which combined, have accumulated more than 650 flight hours to date. The first E190-E2 jet is on schedule to be delivered in the first half of 2018 and the launch operator will be Widerøe, the largest Norwegian regional airline.

“In terms of the certification campaign, Embraer has already frozen the aerodynamic configuration and concluded many tests such as flying qualities assessment, short field takeoff and landing, climb performance, in-flight thrust determination, landing gear stability and other systems tests. Shortly we will do high speed flying qualities, flutter, natural ice and cold soak tests,” explains Luís Carlos Affonso, COO, Embraer Commercial Aviation.

In addition to the flight test campaign, Embraer is performing more than 30,000 hours of ground tests as well as integration analysis. With the goal of delivering a more mature airplane upon entry into service, the Company uses an Iron Bird, where all aircraft systems are available in full scale, including the cockpit. This tool enables Embraer to simulate flights of each E2 model and to optimize systems performance and refine flight qualities.

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About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Saulo Passos	Alyssa Ten Eyck	Guy Douglas	Mirage Zhong	Nilma Missir-Boissac
press@embraer.com.br	aeyck@embraer.com	guy.douglas@nl.embraer.com	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 94254 4017	Cell: +1 954 383 0460	Cell: +31 (0)657120121	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 3040 1799	Tel.: +1 954 359 3847	Tell: +31 (0)202158109	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer